1141679

02011007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

NO ACT
P.E 12-12-01
8-53320

PROCESSED
JAN 31 2002
THOMSON FINANCIAL

January 15, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	January 29, 2002

Mr. Kevin M. Ross, President
1 Financial Marketplace Securities, LLC
111 Summit Lane
Bala Cynwyd, PA 19004

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Ross:

We have received your letter, dated December 12, 2001, in which you request on behalf of 1 Financial Marketplace Securities, LLC (the "Firm") relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 5, 2001. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless the Firm's designated examining authority approves a change. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on December 5, 2001, you have requested an exemption from filing annual audit reports for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. The annual report for the year ending December 31, 2002, however, must cover the entire period from December 5, 2001, the effective date of the Firm's registration with the Commission.

A

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Attorney

cc: Susan DeMando, NASD Regulation, Inc.

1 FINANCIAL MARKETPLACE

111 Summit Lane • Bala Cynwyd, PA 19004
PHONE: 610.668.1400 FAX: 215.893.4863
KevinRoss@1FinancialMarketplace.com

Kevin Ross
Chairman and CEO

Matt

10-1

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2002
DIVISION OF MARKET REGULATION

RECEIVED
JAN 07 2002
WASH, D.C.
SECTION
359

December 12, 2001

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Annual Audit Report

To Whom It May Concern:

This letter is to formally request an exemption from the requirement for 1 Financial Marketplace Securities, LLC (CRD # 113468) to file an Annual Audit Report as required by SEC Rule 17a-5 for the year ending December 31, 2001.

1 Financial Marketplace Securities, LLC was approved for NASD membership on December 5, 2001. Since that date, the firm has executed no transactions and has recorded no commission based revenue. The firm's excess net capital for the period ending November 30, 2001 was $16,504.26.

The cost to hire an independent auditor to conduct an audit for less than 25 days of business seems to be excessive as well as unnecessary in light of the fact that no business has been conducted by the member. If the Commission grants the exemption from the requirement to file an Annual Audit Report for fiscal year 2001, 1 Financial Marketplace Securities, LLC will include in the 2002 audit the time period between December 5, 2001 and December 31, 2002.

Thank you for your consideration in this matter. I look forward to receiving your response. If you have any questions or comments, please feel free to contact me at (610) 668-1400.

Sincerely,

Kevin M. Ross
President

cc: NASD District 9 Office
SEC Philadelphia District Office